EXHIBIT 19

Quarterly Shareholders' Report for the Period Ended June 30, 2006

Shareholders' Report - Page 1

Shareholders' Report - Page 2

Shareholders' Letter - Page 3

Shareholders' Letter - Page 4

Shareholders' Letter - Page 5

Shareholders' Letter - Page 6

Shareholders' Letter - Page 7

Shareholders' Letter - Page 8

CITIZENS

FINANCIAL SERVICES

INCORPORATED

COMPARATIVE STATEMENT OF CONDITION

COMPARATIVE STATEMENT OF EARNINGS

June 30, 2006

FIRST CITIZENS™

NATIONAL BANK

Your Success Is Our Mission™

Dear Shareholders and Friends:

It is my pleasure to report to you our financial performance for the 2nd quarter of 2006. Since our last communication with you the interest rate environment continues to be less than favorable for our bank as well as others that are dealing with the same challenges. The sustained flat yield curve that we are in continues to put pressure on our interest rate margin as the Federal Reserve has maintained its policy of monetary tightening by increasing short term interest rates. However, as you will see below, we have been able to produce positive financial performance through cost control and managing our effective tax rate, while expanding your franchise through our expansion into Wellsville, New York.

Our net income for the three months ended June 30, 2006 was $1,486,000, which compares to $1,313,000 for the same period last year. This represents an increase of 13.2%. On a year to date basis, net income was $2,762,000 compared with $2,580,000 last year, an increase of 7.1%. Earnings per share for the year are $.98 compared with $.90 for the first six months of 2005, representing an increase of 8.9%.

Return on equity for the six months ended June 30, 2006 and 2005 was 12.75% and 12.52%, respectively. For the three months ended June 30, 2006, return on equity was 13.55% compared with 12.63% for the same period in 2005. Our positive results are directly related to our ability to effectively manage our costs, while executing our de novo strategy in Wellsville, New York. Net income before tax has increased from $3,283,000 for the first six months in 2005 to $3,420,000 in 2006, an increase of $137,000. Excluding the provision for loan losses, net income before tax increased $257,000, representing a 7.8% increase. Due to tax planning strategies using tax-exempt investments and loans, the provision for income taxes decreased from $703,000 last year to $658,000 this year, a savings of $45,000.

Since June of last year, total assets have increased $43.8 million, or 8.6%. At the end of June, total assets were $550.9 million compared to $507.1 million last June. Net loans have increased $30.1 million since last June, an increase of 8.2%. Deposits have increased $15.5 million and borrowed funds have increased $27.9 million to fund the overall growth in assets.

Stockholders' Equity, excluding accumulated other comprehensive income, has increased $2.3 million, or 5.5% since last June. I am also pleased to report that there has been 34,247 shares of treasury stock repurchased during 2006 since the Board of Directors approved the stock repurchase plan on January 17, 2006. Book value per share at June 30, 2006 was $15.60 compared with $14.76 last year, an increase of 5.7%. In June, a cash dividend of $.215 per share was declared and will be paid to shareholders on July 28, 2006 to record holders as of July 14, 2006. This represents an increase of 4.9%. Additionally, a 1% stock dividend will be distributed July 28, 2006 to shareholders of record as of July 14th.

Construction is well under way on our new building in Wellsville, New York. We expect a completion date during the fourth quarter of this year. It is exciting to see our Wellsville operation moving forward according to the plan that was laid out. As progress is made on a daily basis, we are even more excited about the potential to grow our bank in New York!

Our employees and Board of Directors continue to work hard to increase shareholder value. I look forward to communicating our future successes as we continue moving forward in pursuit of making your company a better bank.

Sincerely,

Randall E. Black

Randall E. Black
Chief Executive Officer and President

Financial Highlights

(Unaudited - In thousands, except per share and ratio data)

	2006	2005
Six Months Ended June 30		
Net income	$ 2,762	$ 2,580
Comprehensive Income	1,945	2,025
Per common share data:		
Earnings per share	0.98	0.90
Cash dividends declared	0.425	0.405
Performance ratios:		
Return on average assets *(annualized)*	1.02%	1.02%
Return on average equity *(annualized)*	12.75%	12.52%
Three Months Ended June 30		
Net income	$ 1,486	$ 1,313
Per common share data:		
Earnings per share	0.53	0.46
Cash dividends per share	0.215	0.205
Performance ratios:		
Return on average assets *(annualized)*	1.09%	1.04%
Return on average equity *(annualized)*	13.55%	12.63%
At June 30		
Assets	$ 550,978	$ 507,147
Investment securities:		
Available-for-sale	101,864	91,947
Loans (net of unearned income)	401,388	371,376
Allowance for loan losses	3,623	3,692
Deposits	437,909	422,432
Stockholders' Equity	41,524	41,201
Non-performing assets	2,954	2,806
Average Leverage Ratio	7.86%	7.94%
Per common share data:		
Book value	$ 15.60	$ 14.76
Market value (average of bid/ask price)	22.30	21.35
Market price to book value ratio	142.92%	144.69%

MISSION STATEMENT

Our mission is to be the premier one-stop provider of financial services in our marketplace. We endeavor to meet our customers' changing needs. Our motivated and professional employees provide excellent service that sets us apart from other providers. Our bank, its board members and employees, are active citizens of the communities we serve. We strive to satisfy the expectations of our shareholders.

PLEDGE

We recognize that the customer is the reason for our existence. *Our purpose is to satisfy them ~ serve them promptly, courteously and professionally with the kind of care we like to receive ourselves. Even when we perform a task involving no direct customer contact, we work for the ultimate delight of our customers.*

Consolidated Balance Sheet

(Unaudited - In thousands, except share data)

	June 30 2006	December 31 2005	June 30 2005
ASSETS:			
Cash and due from banks:			
Noninterest-bearing	$ 10,925	$ 8,498	$ 8,607
Interest-bearing	6	111	101
Total cash and cash equivalents	10,931	8,609	8,708
Available-for-sale securities	101,864	102,602	91,947
Loans (net of allowance for loan losses 2006, $3,623; December 31, 2005, $3,664; and June 30, 2005, $3,692)	397,765	379,139	367,684
Premises and equipment	12,199	12,305	12,493
Accrued interest receivable	2,109	2,164	1,895
Goodwill	8,605	8,605	8,605
Core deposit intangible	503	684	973
Bank owned life insurance	7,889	7,743	7,598
Other assets	9,113	7,390	7,244
TOTAL ASSETS	$ 550,978	$ 529,241	$ 507,147
LIABILITIES:			
Deposits:			
Noninterest-bearing	$ 50,289	$ 50,600	$ 46,764
Interest-bearing	387,620	379,199	375,668
Total deposits	437,909	429,799	422,432
Borrowed funds	67,116	52,674	39,199
Accrued interest payable	1,739	1,862	1,599
Commitment to purchase investment securities	-	752	-
Other liabilities	2,690	2,593	2,716
TOTAL LIABILITIES	509,454	487,680	465,946
STOCKHOLDERS' EQUITY:			
Common stock $1.00 par value; authorized 10,000,000 shares; issued 2,965,257 shares in 2006 and at December 31, 2005 and 2,937,519 shares at June 30, 2005	2,965	2,965	2,938
Additional paid-in capital	11,359	11,359	10,804
Retained earnings	32,809	31,251	30,324
TOTAL	47,133	45,575	44,066
Accumulated other comprehensive loss	(2,357)	(1,540)	(391)
Less: Treasury stock, at cost 152,962 shares for 2006, 118,715 shares at December 31, 2005 and 97,262 shares at June 30, 2005	(3,252)	(2,474)	(2,474)
TOTAL STOCKHOLDERS' EQUITY	41,524	41,561	41,201
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 550,978	$ 529,241	$ 507,147

Consolidated Statement of Income

(Unaudited - In thousands, except per share data)

	Three Months Ended June 30		Six Months Ended June 30	
	2006	2005	**2006**	2005
INTEREST INCOME:				
Interest and fees on loans	**$ 6,894**	$ 6,105	**$ 13,413**	$ 12,024
Investment securities:				
Taxable	**879**	749	**1,698**	1,541
Nontaxable	**221**	124	**447**	242
Dividends	**82**	55	**149**	106
TOTAL INTEREST INCOME	**8,076**	7,033	**15,707**	13,913
INTEREST EXPENSE:				
Deposits	**2,722**	2,256	**5,323**	4,425
Borrowed funds	**876**	379	**1,539**	757
TOTAL INTEREST EXPENSE	**3,598**	2,635	**6,862**	5,182
NET INTEREST INCOME	**4,478**	4,398	**8,845**	8,731
Provision for loan losses	**60**	-	**120**	-
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	**4,418**	4,398	**8,725**	8,731
NON-INTEREST INCOME:				
Service charges	**809**	746	**1,515**	1,419
Trust	**108**	86	**237**	208
Brokerage	**39**	55	**97**	93
Insurance	**20**	61	**56**	144
Investment securities gains (losses), net	**5**	-	**(1)**	-
Earnings on bank owned life insurance	**74**	75	**146**	149
Other	**136**	112	**273**	224
TOTAL NON-INTEREST INCOME	**1,191**	1,135	**2,323**	2,237
NON-INTEREST EXPENSES:				
Salaries and employee benefits	**1,987**	1,974	**4,023**	3,895
Occupancy	**276**	282	**584**	585
Furniture and equipment	**144**	160	**296**	335
Professional Fees	**106**	131	**246**	275
Amortization of intangibles	**36**	144	**180**	289
Other	**1,188**	1,171	**2,299**	2,306
TOTAL NON-INTEREST EXPENSES	**3,737**	3,862	**7,628**	7,685
Income before provision for income taxes	**1,872**	1,671	**3,420**	3,283
Provision for income taxes	**386**	358	**658**	703
NET INCOME	**$ 1,486**	$ 1,313	**$ 2,762**	$ 2,580
EARNINGS PER SHARE	**$ 0.53**	$ 0.46	**$ 0.98**	$ 0.90
CASH DIVIDENDS PER SHARE	**$ 0.215**	$ 0.205	**$ 0.425**	$ 0.405

Investor Information

Stock Listing: Citizens Financial Services, Inc. common stock is listed on the over the counter bulletin board and is traded under the symbol CZFS.OB.

For assistance regarding a change in registration of stock certificates, replacing lost certificates/dividend checks, or address changes, please contact the transfer agent listed below.

Transfer Agent: First Citizens National Bank
Attn: Gina Marie Boor
15 South Main Street
Mansfield, PA 16933

toll free: 1-800-326-9486
telephone: 570-662-2121
website: www.firstcitizensbank.com
e-mail: fcnb@firstcitizensbank.com

Dividend Reinvestment: Citizens Financial Services, Inc. offers a Dividend Reinvestment Plan. Shareholders must enroll at least 25 shares to participate in the Plan. Cash dividends are held by our Plan Administrator and used to automatically purchase additional shares of our common stock. You may choose to have all dividends reinvested or a portion. Please contact the Transfer Agent listed above for an enrollment form.

Certificate Safekeeping: Stock certificates can be held by our Plan Administrator for safekeeping. Please contact the Transfer Agent listed above for an enrollment form.

Direct Deposit of Dividends: For shareholders who do not participate in the Dividend Reinvestment Plan, direct deposit of cash dividend payments to a checking or savings account is available. Please contact the Transfer Agent listed above for an enrollment form.

Reports: The Annual Report and other Company reports are filed electronically through the Electronic Data Gathering, Analysis, and Retrieval System ("EDGAR") which performs automated collection, validation, indexing, acceptance, and forwarding of submissions to the Securities and Exchange Commission (SEC) and is accessible by the public using the internet at http://www.sec.gov/edgar.htm.

Common Stock Information
Per Share

Quarter Ended	Bid	Ask	Cash Dividends Per Share
June 30, 2006	$21.60	$23.00	$0.215
March 31, 2006	$21.35	$23.25	$0.210
December 31, 2005	$20.80	$21.00	$0.210
September 30, 2005	$20.10	$20.50	$0.205
June 30, 2005	$21.00	$21.70	$0.205
March 31, 2005	$23.50	$24.25	$0.200
December 31, 2004	$23.65	$24.00	$0.200
September 30, 2004	$21.50	$22.15	$0.195

Market Makers

Ferris, Baker Watts, Inc.
100 Light St., 9th Fl.
Baltimore, MD 21202
Telephone: 410-659-4600

Ryan, Beck & Co.
Head Trader
18 Columbia Turnpike
Florham Pk, NJ 07932
Telephone: 973-549-4200

UBS Securities, LLC
677 Washington Blvd, 6th Floor
Stamford, CT 06901-0305
Telephone: 203-719-7100

Monroe Securities, Inc.
47 State St., 2nd Fl.
Rochester, NY 14614
Telephone: 800-766-5560

Boenning & Scattergood Inc.
200 Barr Harbor Dr. Ste. 300
4 Tower Bridge
W. Conshohocken, PA 19428
Telephone: 610-832-1212

Keefe, Bruyette & Woods, Inc.
787 Seventh Ave., 4th Fl.
New York, NY 10019
Telephone: 212-554-2600

Knight Equity Markets, LP
525 Washington Blvd.
Newport Tower, 30th Fl.
Jersey City, NJ 07310
Telephone: 201-222-9400

Arthurs, Lestrange and Co., Inc.
1405 McFarland Road
Pittsburgh, PA 15216
Telephone: 412-306-1730

Hill Thompson Magid & Co.
15 Exchange Pl., 8th Fl.
Suite 800
Jersey City, NJ 07302
Telephone: 201-434-6900

Pershing Trading Company
One Pershing Plaza
Jersey City, NJ 07399
Telephone: 201-413-3531

Sandler O'Neill & Partners, LP
919 Third Avenue, 6th Floor
New York, NY 10022
Telephone: 212-466-8023

DIRECTORS

R. Lowell Coolidge, Esquire	*Chairman of the Board*
Carol J. Tama	*Vice Chairman of the Board*
Randall E. Black	*Chief Executive Officer and President*

John E. Novak	Rinaldo A. DePaola, Esquire	R. Joseph Landy, Esquire
Robert W. Chappell, Esquire	E. Gene Kosa	Rudolph J. van der Hiel, Esquire
Mark L. Dalton		Roger C. Graham, Jr.

Executive Officers

Terry B. Osborne	*Executive Vice President* *Secretary, Citizens Financial Services*
Kathleen M. Campbell	*Senior Vice President, Marketing & Training Manager*
Mickey L. Jones	*Executive Vice President, Chief Financial Officer* *Treasurer, Citizens Financial Services, Inc.*
Thomas C. Lyman	*Vice President, Investments & Strategic Planning* *Assistant Treasurer, Citizens Financial Services, Inc.*
Robert B. Mosso	*Vice President, Wealth Management Division Manager*
Cynthia T. Pazzaglia	*Vice President, Human Resource Manager*
Douglas W. Whitten	*Senior Vice President, Operations Division Manager*
Pamela R. Munford	*Risk Manager*
Ryan M. Allen	*Controller*

Commercial Services

Brian J. Dygert	*Vice President, Business Development Officer*
Robert P. Fitzgerald	*Vice President, Business Development Officer*
Christopher S. Landis	*Vice President, Business Development Officer*
Chester L. Reed	*Vice President, Business Development Officer*
Jeffrey L. Wilson	*Vice President, Business Development Officer*

Investment and Trust Services

Linda L. Kriner	*Vice President, Trust Officer*
Matthew K. Landis	*Assistant Vice President, Financial Consultant*
Sara J. Roupp	*Assistant Vice President, Trust Officer*
Jean A. Knapp	*Assistant Vice President, Trust Officer*
Jeffrey D. Richardson	*Financial Consultant*

Community Offices

Robin K. Carleton	*VP, Regional Manager*
Jeffrey B. Carr	*VP, Regional Manager*
Patricia M. Vlajic	*VP, Branch Administrator*

Mansfield	(570) 662-2121
Shari L. Johnson	*AVP, Office Manager*
Blossburg	(570) 638-2115
Beth A. Weiskopff	*AVP, Office Manager*
Ulysses	(814) 848-7572
Phillip D. Vaughn	*AVP, Office Manager*
Genesee	(814) 228-3201
Wellsville	(585) 593-7290
L. Abbie Pritchard	*AVP, Office Manager*
Wellsboro	(570) 724-2600
Marsha B. Jones	*AVP, Office Manager*
Weis	(570) 724-0316
WalMart	(570) 662-8521
Richard A. Pino, II	*AVP, Sales Manager*
Canton	(570) 673-3103
Janet E. Holmes	*AVP, Office Manager*
Sayre (Lockhart St.)	(570) 888-6602
Cathy C. Pientka	*AVP, Office Manager*
Sayre (Elmira St.)	(570) 888-2224
Timothy M. Hickey	*AVP, Office Manager*
Troy	(570) 297-4131
Suzanne S. Putnam	*AVP, Office Manager*
Gillett	(570) 596-2679
Cassy O. Dygert	*AVP, Office Manager*
Millerton	(570) 537-2203
Kathy S. Webster	*AVP, Office Manager*
LeRaysville	(570) 744-2431
Debra S. Donnelly	*AVP, Office Manager*
Towanda	(570) 265-6137
Lorraine F. Brown	*Office Manager*